SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) March 15, 2004

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada	0-7246	95-2636730
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

103 East Main Street; Bridgeport, WV 26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 5.   Other Events.

Petroleum Development Corporation today announced that it has completed the blue-sky process for the 2004 PDC Drilling program and that the program is now available for sale in all 50 states and the District of Columbia. Through March 12, 2004 the PDC 2004-A partnership had sales of $4.3 million, compared to sales of $1.6 million, more than a 160% increase, even though the 2004 program commenced sales on February 6, 2004 while the 2003 program sales began January 2. 2003. The 2003 partnership closed on April 30, 2003 with total sales of $8.5 million. The 2004 program is scheduled to close on April 30, unless maximum subscriptions of $30 million are reached before that date. The Company is posting sales totals for the 2004 program daily on its web site (www.petd.com under "Drilling Program") along with a comparison to 2003 sales.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date March 15, 2004

By /s/ Darwin L. Stump
    Darwin L. Stump
    Chief Financial Officer